
03058392


SEC MAIL
RECEIVED
PROCESSING
MAY 13 2003
WASH. D.C.
155
SECTION

She just closed her 30th loan this month.

She's smiling because the fast, accurate

information from Factual Data facilitated it.

2002 Annual Report

FINANCIAL HIGHLIGHTS

In thousands, except per share data

	2000	2001	**2002**
Total revenue	$31,261	$51,240	**$63,072**
Net income (loss)[1]	$(10,157)	$ 4,136	**$ 6,460**
Diluted earnings (loss) per share	$ (1.89)	$ 0.71	**$ 1.04**
Weighted average shares outstanding	5,383	5,819	**6,210**
EBITDA[2]	$ 1,703	$12,657	**$16,813**

(1) Includes branch efficiency costs of $3,046,000 and an impairment adjustment to intangible assets of $11,798,000. Excluding these charges, our net loss in 2000 would have been $595,000, net of a $5,282,000 reduction in our tax benefit. Refer to our Report on Form 10-K for a discussion of these items.

(2) EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and, in the year 2000, impairment charges. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not in accordance with, nor superior to, generally accepted accounting principles, but provides additional information for evaluating us. Our measure of EBITDA may not be the same as similar measures described by other companies. See our reconciliation of EBITDA included in Management's Discussion and Analysis of Financial Condition and Results of Operation.

We are an industry leader in delivering our services over the Internet to provide the speed, reliability, accuracy, and customization that industry participants increasingly demand.

COMPANY PROFILE

Factual Data Corp. provides a wide range of customized information services to businesses across the United States that assist them in making crucial decisions, such as determining whether to make a mortgage or other loan, offer employment, accept new tenants, or enter into a business relationship. We specialize in providing customized mortgage credit reports and other mortgage related services, consumer credit reports, employment screening, resident screening, and commercial credit reports. Our customers include mortgage lenders and independent mortgage brokers, consumer lenders, employers, property managers and other business customers desiring information regarding creditworthiness and other matters. We are an industry leader in delivering our services over the Internet and in utilizing technology and focusing on customer service to provide our services with the speed, reliability, accuracy, and customization that industry participants increasingly demand. We offer all of our services through our Website at www.factualdata.com.

Founded in 1985, Factual Data has been publicly held since 1998. Our common stock trades on Nasdaq under the symbol "FDCC." We are based in Loveland, Colorado.


Revenue to FDC
(in millions)
$9.9
$25.8
$31.3
$51.2
$63.1
'98
'99
'00
'01
'02

Every year our performance gets better and 2002 was no exception. We established new relationships with other mortgage industry leaders, AppIntell, Basis100, FNC and Ocwen; and a non-mortgage industry leader, RentRight. With our new direct lender services division, we have taken a focused approach to marketing our value added services like automated property valuations, flood certifications and identity authentication. Coupled with our "Four Hours or It's Free" guarantee, an industry first, we have garnered new business. We also grew our business in 2002 by acquiring three of our mortgage credit reporting franchises, increasing our corporate territory in Florida, Kansas and Pennsylvania.

We continue to grow our core businesses and develop new service lines. Our new service line, FDinsight, is an innovative consumer and business online service providing third party verification of the history of service providers such as home health aides, doctors, daycare providers, youth instructors, vendors, potential partners and more. To get it off the ground and into the public eye, we have invested in focus groups, branding and advertising. This service is applicable to most households and businesses and we expect this new service to be successful.

Our strategy to focus on growing our share of diversified markets and our concentrated sales efforts to large national accounts is paying off. Comparing 2001 to 2002, revenue from national accounts has increased over threefold. We attribute this increase to our technological superiority, our "Four Hours or It's Free" guarantee, and our excellent customer service team who make it all happen.

Our commitment to serve larger clients with as many Loan Origination Software interfaces as possible has also resulted in widening our potential client base of smaller broker and lender clients by providing them increased access and flexibility in using our services. Therefore, our market share in the broker segment has also increased. We are extremely proud to note that our annual revenue has increased every year since our IPO in 1998 and so has our year over year quarterly revenue for every quarter.

We have also been successful in reaching new markets with the successful launch of our services aimed at the mortgage backed securities market via our industry leading portfolio services, as well as the launch of our direct lender services division and our recently announced relationship with Bankers Systems. 2002 was an excellent year for Factual Data Corp. and all indications point to new opportunities in 2003.

Jerry Donnan
Chief Executive Officer

James Donnan
President

Market Data

MORTGAGE SERVICES

Factual Data specializes in providing a wide range of customized credit reports and other information services to assist mortgage lenders, independent mortgage brokers, commercial lenders, home equity lenders and credit unions make critical lending decisions. Our services include merged reports from multiple credit repositories, flood hazard zone determinations, automated property valuations, credit scoring systems, independent loan originator screening, fraud detection, post-closing audits and loan portfolio reviews. Customers choose us for our leading technology and customer service. Customers who take advantage of our strengths—industry-leading delivery over the Internet, and a superior ability to integrate with a variety of automated underwriting and loan processing systems—enjoy enhanced speed, reliability and accuracy as well as reduced communications expenses. All of our services are available at www.factualdata.com.

CONSUMER AND OTHER SERVICES

Consumer Credit Information. We provide consumer credit reports, pre-screened promotional lists, account monitoring programs and other products using consumer credit information obtained through our lease agreements with Experian in Colorado, Wyoming and south Texas. Our customers employ this information for granting consumer credit; soliciting new customers from a pre-screened pool of candidates; and monitoring the repayment habits of existing customers.

We differentiate ourselves from competitors through our ability to deliver our products in seconds over the Internet. Additionally, we are able to distinguish ourselves from our competitors by working directly with our customers, which we believe is the most effective and efficient way to gain an understanding of their needs. Our sales representatives are then able to design customized products to best satisfy each customer's specific goals. In effect, our representatives become "consultants" to our customers, providing a crucial value added service to their business.

Mortgage Credit Report Unit Volume
(in thousands, excluding affiliate volume)



142.9
1,053.1
1,760.9
3,543.4
4,292.7
'98
'99
'00
'01
'02

You finally found a prospective buyer for that beautiful Victorian house. Now all you have to do is check their credit rating with Factual Data, and you'll be "Sales Associate of the Month"!



Consumer and Other Services Unit Volume
(in thousands, excluding affiliate volume)
18.3
209.1
4,124.7
7,526.8
8,545.4
'98
'99
'00
'01
'02

You're thinking of renting the basement apartment in your house. You'd better do a background check on the potential tenants or you could end up with an unwanted houseguest!

Resident Screening. We designed Resident Qualifier specifically for property managers. Our Resident Qualifier report contains verified information from public and private sources regarding a proposed resident's credit history and payment habits; employment, residence and eviction history; criminal background; and other pertinent characteristics. Resident Qualifier is unique in that it provides a customized scoring system to help property managers impartially screen applicants as is required by fair housing standards and regulations mandating non-discriminatory rental practices. As with all of our services, property managers may order and receive our Resident Qualifier report in seconds over the Internet.

Employment Screening. Our Web-based employee screening services help employers verify job applications and make informed hiring decisions. EMPfacts is a state-of-the-art, background check that verifies an applicant's professional, educational and personal history. EMPfacts QuickID is an instant employment screening report, delivered to customers via the Internet in seconds. Using an applicant's name, address and social security number, QuickID can generate employment information, financial summaries and residence information, and provide the results of a public records search and fraud search. Once an applicant has been pre-qualified based on the instant QuickID, customers can order more detailed EMPfacts information over the Web.

While capitalizing on a favorable mortgage market had a positive influence on our earnings in 2002, we also achieved large increases in our non-mortgage divisions. Our reputation in the information services industry has helped us gain new clients in all divisions. As a result of our industry leading technology and methods of operation, we have the highest EPS (earnings per share) and EBITDA in the history of the Company.

We have successfully increased our margins by decreasing our cost of services sold as a percentage of revenue. We increased our revenue through national account growth and new products, resulting in dilution to many of our fixed expenses as well as volume generated discounts on variable expenses. Our cash generation and revenue growth have allowed us to pay down debt while increasing cash on hand for both operating needs and acquisitions in the future. 2002 resulted in the best revenues, EPS and cash position we have enjoyed in our history and we are pleased with our efficiencies and expanding growth opportunities.

We intend to continue to seek out accretive acquisitions and capitalize on our successful operating platform to achieve even greater operating efficiencies in 2003 and beyond. We will continue to search out affordable capital to fuel this growth and strive to maximize shareholder value in that process. As always, we will continue to provide the highest quality transparent financial reporting.

Our industry leading technology and methods of operation have resulted in the best EPS and EBITDA margins in the history of the Company.



Todd Neiberger
Chief Financial Officer

EBITDA
(in millions, excluding impairment charges for 2000)


$3.3
$4.5
$1.7
$12.7
$16.8
'98
'99
'00
'01
'02

SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes thereto appearing elsewhere in this report. The consolidated statements of operations data for the years ended December 31, 1998, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1998, 1999, and 2000 are derived from our consolidated financial statements, which have been audited by Ehrhardt Keefe Steiner & Hottman PC, our former independent public accountants. The consolidated statements of operations data for the years ended December 31, 2001 and 2002 and the consolidated balance sheet data as of December 31, 2001 and 2002 are derived from our consolidated financial statements, which have been audited by BDO Seidman, LLP, our independent public accountants, as indicated in their report included herein. The selected financial data provided below is not necessarily indicative of our future results of operations or financial performance.

	For the Years Ended December 31,				
	1998	1999	2000	2001	**2002**
	(in thousands, except per share amounts)				
Statements of Operations Data:					
Revenue:					
Mortgage services	$ 8,867	$23,738	$ 25,560	$42,552	**$52,738**
Consumer services	—	—	3,180	6,476	**6,972**
Other services	1,077	2,092	2,521	2,212	**3,362**
Total revenue	9,944	25,830	31,261	51,240	**63,072**
Operating expenses:					
Cost of services	4,747	15,400	18,280	29,828	**33,871**
Selling, general, and administrative	2,067	4,907	8,132	9,263	**12,757**
Depreciation and amortization	776	2,715	4,131	3,621	**4,555**
Acquisition consolidation costs(1)	—	1,245	602	158	**115**
Branch efficiency costs(2)	—	—	3,046	(170)	**—**
Impairment adjustment to intangible assets(3)	—	—	11,798	—	**—**
Total operating expenses	7,590	24,267	45,989	42,700	**51,298**
Income (loss) from operations	2,354	1,563	(14,728)	8,540	**11,774**
Other income	185	201	502	496	**484**
Interest expense	(152)	(580)	(1,542)	(2,239)	**(1,485)**
Income (loss) before income taxes	2,387	1,184	(15,768)	6,797	**10,773**
Income tax expense (benefit)	810	525	(5,611)	2,661	**4,313**
Net income (loss)	$ 1,577	$ 659	$(10,157)	$ 4,136	**$ 6,460**
Earnings (loss) per share:					
Basic	$ 0.59	$ 0.13	$ (1.89)	$ 0.72	**$ 1.05**
Diluted	$ 0.57	$ 0.13	$ (1.89)	$ 0.71	**$ 1.04**
Weighted average shares outstanding:					
Basic	2,681	4,938	5,383	5,757	**6,154**
Diluted	2,769	5,219	5,383	5,819	**6,210**

(1) Acquisition consolidation costs include charges for items such as recruiting fees, salaries, and travel costs from the consolidation and relocation of the acquired companies' operations to our regional processing centers.

(2) Branch efficiency costs consist primarily of future operating lease payments for office space, telecommunications and office equipment, leasehold improvements, furniture, and equipment.

(3) During fiscal 2000, we changed our method of evaluating intangible assets from an undiscounted cash flow approach to a discounted cash flow approach, resulting in a one-time charge of approximately $11.8 million.

SELECTED FINANCIAL DATA *(Continued)*

	As of December 31,				
	1998	1999	2000	2001	**2002**
	(in thousands)				
Balance Sheet Data:					
Current assets	$ 6,331	$ 5,637	$ 6,322	$12,794	**$16,205**
Total assets	18,177	39,692	42,800	50,884	**53,508**
Current liabilities	4,546	8,014	12,781	14,268	**14,168**
Long-term debt and other liabilities	2,795	6,319	5,971	4,754	**3,766**
Experian and other capital lease obligations, long-term portion	—	—	8,793	7,387	**4,559**
Shareholders' equity	10,836	25,359	15,255	24,475	**31,014**

	For the Years Ended December 31,				
	1998	1999	2000	2001	**2002**
	(in thousands)				
Supplemental Information:					
Net income	$ 1,577	$ 659	$(10,157)	$ 4,136	**$ 6,460**
Add back:					
Interest expense	152	580	1,542	2,239	**1,485**
Income tax expense	810	525	(5,611)	2,661	**4,313**
Depreciation and amortization	776	2,715	4,131	3,621	**4,555**
Impairment	—	—	11,798	—	**—**
EBITDA[1]	$ 3,315	$ 4,479	$ 1,703	$12,657	**$16,813**

(1) EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and, in the year 2000, impairment charges. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not in accordance with, nor superior to, generally accepted accounting principles, but provides additional information for evaluating us. Our measure of EBITDA may not be the same as similar measures described by other companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements, including the notes thereto contained elsewhere in this report. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements.

OVERVIEW

We provide a wide range of customized information services to businesses across the United States that assist them in making critical decisions, such as determining whether to make a mortgage or other loan, offer employment, accept new tenants, or enter into a business relationship. We specialize in providing customized mortgage credit reports and other mortgage related services, consumer credit reports, employment screening, resident screening, and commercial credit reports. Our customers include mortgage lenders and independent mortgage brokers, consumer lenders, employers, property managers, and other business customers desiring information regarding creditworthiness and other matters. We believe we are an industry leader in delivering our service offerings over the Internet and in utilizing technology and focusing on customer service to provide our services with the speed, reliability, accuracy, and customization that industry participants increasingly demand.

While capitalizing on the favorable mortgage market environment, we have also successfully garnered new market share in our non-mortgage business lines. Revenue in our non-mortgage divisions increased 19 percent over 2001 results, emphasizing our ability to grow in new markets in less than favorable market conditions.

In our mortgage-based division, dramatic increases in flood zone determinations, as well as increases in fraud detection products and automated property valuation services outlined the successful launch of new lines through our industry leading delivery channel, www.factualdata.com. Additionally, we achieved $7 million in new revenue growth over 2001 from new or expanded major account relationships thanks to our national/major account marketing team, our technological superiority and our "Four Hours or It's Free" guarantee.

We have also been successful in reaching new markets for our current products with the successful launch of our services aimed at the mortgage backed securities market via our industry leading portfolio services, as well as the launch of our direct lender services division and our recently announced relationship with Bankers Systems.

We have successfully increased our margins by decreasing our cost of services sold as a percentage of revenue. We increased our revenue through national account growth and new products, resulting in dilution to many of our fixed expenses as well as volume generated discounts on variable expenses. Our cash generation and revenue growth have allowed us to pay down debt while increasing cash on hand for both operating needs and acquisitions in the future. 2002 resulted in the highest revenue, EPS and cash position we have enjoyed in our history thus far, and we are pleased with our efficiencies and expanding growth opportunities.

CRITICAL ACCOUNTING POLICIES

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations when such policies affect our reported and expected financial results.

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

We recognize revenue when the mortgage credit report or other information, collectively a "unit," has been delivered to the customer, persuasive evidence of the terms of the arrangement exists, our fee is fixed and determinable, and collectibility is reasonably assured. Delivery usually takes place electronically and revenue is recognized when the customer has access to the data. Our "Four Hours or It's Free" guarantee applies to line-item verifications and updates on our reports. We do not recognize revenue on services subject to the guarantee until the guarantee conditions are met. The fees we charge our customers are based on the type of unit delivered. We do not receive upfront set up fees or other upfront fees from our customers. Our cost of services primarily includes data costs, which are expensed when the unit is delivered to the customer.

Valuation of Goodwill and Other Intangible Assets

We assess the impairment of identifiable intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant decline in our stock price for a sustained period; and
- our market capitalization relative to net book value.

In 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," became effective. As of December 31, 2001 and 2002, the net carrying amount of goodwill of $168,971 and $565,971, respectively, is no longer amortized and is subject to impairment testing under SFAS No. 142. In lieu of amortization, we were required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. We completed our first annual impairment test of goodwill as of October 1, 2002 and determined goodwill and other intangible assets were not impaired. This determination was based on valuation analyses performed by an independent valuation firm. The valuation analysis performed by the independent valuation firm was in accordance with the guidelines established by SFAS 142 and employed generally accepted valuation techniques. The valuation techniques employed by the independent valuation firm included a discounted cash flow analysis, analysis of guideline publicly-traded companies, and analysis of guideline similar transactions. Goodwill and other intangible assets will be tested annually and whenever events and circumstances occur indicating that the assets may be impaired. We have also evaluated the useful lives of our existing intangible assets and determined that the existing useful lives are appropriate. Other intangible assets of $27.8 million at December 31, 2002 are subject to the amortization methods prescribed by SFAS No. 142. Our customer rights and customer lists are amortized using the straight-line method over 15 years, and non-compete agreements and franchise agreements are amortized using the straight-line method over the life of the agreements, which extend from three to ten years. Our license agreements to access information are amortized using the ratio of the units accessed, for the period, to the total units estimated to be accessed over the ten-year initial term of the agreement. Our intellectual property is amortized using the straight-line method over 13 to 15 years and loan origination costs are amortized using the straight-line method over the loan term.

Allowance for Doubtful Accounts

We estimate the uncollectability of our accounts receivable. We specifically analyze accounts receivable, historical bad debts, customer concentrations, customer creditworthiness, current economic trends, and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Material differences may result in the amount and timing of expenses for any period if we made different judgments or utilized different estimates. Our accounts receivable was $7.6 million as of December 31, 2002, and our allowance for doubtful accounts was $301,000 as of December 31, 2002.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in our consolidated balance sheet.

Significant judgment is required in determining our provision for income taxes and deferred tax assets and liabilities. We recorded a net deferred tax asset of approximately $3.4 million at December 31, 2002, of which approximately $3.6 million related to intangible assets. We believe that it is more likely than not that the deferred tax assets will be realized from the generation of future taxable income. Although the deferred tax asset is considered realizable, actual amounts could be reduced, and charged against our results from operations in future periods, if we do not generate sufficient future taxable income.

Capitalized Software Development Costs

We capitalize costs, which include primarily salaries in connection with developing software for internal use. We use judgment in determining whether development costs meet the criteria for immediate expense or capitalization. Direct costs incurred in the development of software are capitalized once the preliminary project stage is completed, management has committed to funding the project, and completion and use of the software for its intended purpose are probable. We cease capitalization of development costs once the software has been substantially completed and is ready for its intended use. We capitalized $755,000, $749,000, and $794,000 of costs during the years ended December 31, 2000, 2001, and 2002, respectively. The software development costs capitalized are amortized over the estimated useful life of the software, which we estimate to be three years. Amortization expense was $514,000, $654,000, and $751,000 for the years ended December 31, 2000, 2001, and 2002, respectively.

ACCOUNTING PRONOUNCEMENTS

Several recent pronouncements of the Financial Accounting Standards Board are discussed in the financial statements included in this report under "Summary of Significant Accounting Policies." Readers are urged to review that section with respect to these recent pronouncements, some of which could have a material impact on our financial position and results of future operations.

RESULTS OF OPERATIONS

Years Ended December 31, 2001 and 2002

We classify our business operations into three reporting segments: mortgage services, consumer services, and other services. Historically, we have derived most of our revenue from mortgage services, with our primary service in this segment being our mortgage credit reports. Through our consumer services business, we generate revenue primarily from the delivery of consumer credit reports. Our other services consist of resident and employment screening services. Revenue, cost of services, and cost of services as a percent of revenue for our operating segments for the periods indicated are as follows (in thousands):

	Mortgage Services	Consumer Services	Other Services	Total
Year Ended December 31, 2001				
Revenue	$42,552	$6,476	$2,212	$51,240
Cost of services	24,286	3,872	1,670	29,828
Cost of services as a percent of revenue	57.1%	59.8%	75.5%	58.2%

	Mortgage Services	**Consumer Services**	**Other Services**	**Total**
Year Ended December 31, 2002				
Revenue	**$52,738**	**$6,972**	**$3,362**	**$63,072**
Cost of services	**27,134**	**4,258**	**2,479**	**33,871**
Cost of services as a percent of revenue	**51.5%**	**61.1%**	**73.7%**	**53.7%**

Total revenue increased $11.9 million, or 23.2%, from $51.2 million in 2001 to $63.1 million in 2002.

Mortgage services revenue increased $10.1 million, or 23.7%, from $42.6 million in 2001 to $52.7 million in 2002 as a result of our ability to obtain new business from national accounts and independent mortgage brokers, acquisitions in key market areas, continued advances in our technology, and a favorable mortgage environment, which fueled demand for our mortgage services.

Consumer services revenue increased $500,000, or 7.7%, from $6.5 million in 2001 to $7.0 million in 2002 as a result of the addition of new customers in these territories.

Other services revenue increased $1.2 million, or 54.5%, from $2.2 million in 2001 to $3.4 million in 2002. This increase in resident and employment screening services was a result of the development of new customers.

Cost of services are direct operational costs and consist of data costs, salaries, and telecommunications costs. Total cost of services increased $4.1 million, or 13.8%, from $29.8 million in 2001 to $33.9 million in 2002. These costs are primarily variable costs, which tend to fluctuate with changes in revenue, but tend to remain fairly consistent as a percentage of revenue. As a percentage of revenue, cost of services decreased from 58.2% in 2001 to 53.7% in 2002.

Mortgage cost of services increased $2.8 million, or 11.5%, from $24.3 million in 2001 to $27.1 million in 2002 as a result of our increased revenue. However, as a percentage of revenue, mortgage cost of services decreased from 57.1% in 2001 to 51.5% in 2002 as a result of lower data costs and our ability to use our technology to reduce salary costs.

Consumer cost of services increased $400,000, or 10.3%, from $3.9 million in 2001 to $4.3 million in 2002 as a result of increased revenue. As a percentage of revenue, these costs remained fairly consistent, increasing from 59.8% in 2001 to 61.1% in 2002.

Other cost of services increased $800,000, or 47.1%, from $1.7 million in 2001 to $2.5 million in 2002 and decreased as a percentage of revenue from 75.5% in 2001 to 73.7% in 2002. This decrease was due to increased automation of our employment screening and resident screening services, thus decreasing our direct personnel costs.

Selling, general, and administrative expenses increased $3.5 million, or 37.6%, from $9.3 million in 2001 to $12.8 million in 2002. As a percentage of revenue, these costs increased from 18.1% to 20.3%. $937,000 of the increase was due to one-time costs related to an abandoned securities offering, the negotiation and costs associated with a terminated merger agreement and costs associated with our FDinsight project. The remainder of this period's increase was primarily due to increased corporate personnel and employee benefit expenses of $1.7 million, business development and training expenses of $560,000 and other selling, general and administrative expenses of $303,000.

Depreciation and amortization increased $1.0 million, or 27.8%, from $3.6 million in 2001 to $4.6 million in 2002. This increase was due to depreciation and amortization on hardware and software upgrades to our technology center and the expansion of our corporate and branch facilities totaling $432,000. Also contributing to the increase in amortization are our license agreements to sell Experian information, which increased $398,000. The $170,000 balance of the increase was due to amortization on newly acquired intangibles from acquisitions net of a $3,000 reduction in goodwill amortization.

Acquisition consolidation costs decreased $43,000, or 27.2%, from $158,000 in 2001 to $115,000 in 2002. This decrease was due primarily to the fewer number of acquisitions in 2002 than in 2001. These costs included consolidation charges for items such as recruiting fees, salaries, and travel costs for the consolidation and relocation of the acquired companies to our regional processing centers.

Interest expense decreased $700,000, or 31.8%, from $2.2 million in 2001 to $1.5 million in 2002. This decrease was primarily due to a reduction of the outstanding balance on our bank revolving line of credit from $2.2 million at December 31, 2001 to no outstanding balance at December 31, 2002 and the decrease in interest rates on the line of credit from 10.1% to 4.2%.

Income tax expense was $4.3 million in 2002 compared to an income tax expense of $2.7 million in 2001. Our effective tax rate was 39.1% for 2001 and 40.0% for 2002.

As a result of the foregoing factors, net income in 2002 was $6.5 million, or $1.04 per diluted share, compared to a net income of $4.1 million, or $0.71 per diluted share, in 2001.

Our EBITDA (earnings before interest, taxes, depreciation, and amortization), was $16.8 million in 2002 compared to $12.7 million in 2001, a $4.1 million, or a 32.3%, increase over 2001.

Years Ended December 31, 2000 and 2001

Revenue, cost of services, and cost of services as a percent of revenue for our operating segments for the periods indicated are as follows (in thousands):

	Mortgage Services	Consumer Services	Other Services	Total
Year Ended December 31, 2000				
Revenue	$25,560	$3,180	$2,521	$31,261
Cost of services	15,417	1,875	988	18,280
Cost of services as a percent of revenue	60.3%	59.0%	39.2%	58.5%

	Mortgage Services	Consumer Services	Other Services	Total
Year Ended December 31, 2001				
Revenue	$42,552	$6,476	$2,212	$51,240
Cost of services	24,286	3,872	1,670	29,828
Cost of services as a percent of revenue	57.1%	59.8%	75.5%	58.2%

Total revenue increased $19.9 million, or 63.6%, from $31.3 million in 2000 to $51.2 million in 2001.

Mortgage services revenue increased $17.0 million, or 66.4%, from $25.6 million in 2000 to $42.6 million in 2001 as a result of our ability to obtain new business from national accounts and independent mortgage brokers, acquisitions in key market areas, continued advances in our technology, and a favorable mortgage environment, which fueled demand for our mortgage services.

Consumer services revenue increased $3.3 million, or 103.1%, from $3.2 million in 2000 to $6.5 million in 2001 as a result of the benefit of a full year of business in all three Experian territories and the addition of new customers in these territories.

Other services revenue decreased $300,000, or 12.0%, from $2.5 million in 2000 to $2.2 million in 2001. This overall decrease consisted of a $453,000 increase in resident and employment screening services as a result of the development of new customers, offset by a $753,000 decrease as a result of our termination of a resident screening agreement.

Cost of services are direct operational costs and consist of data costs, salaries, and telecommunications costs. Total cost of services increased $11.5 million, or 62.8%, from $18.3 million in 2000 to $29.8 million in 2001. These costs are primarily variable costs, which tend to fluctuate with changes in revenue, but tend to remain fairly consistent as a percentage of revenue. As a percentage of revenue, cost of services decreased from 58.5% in 2000 to 58.2% in 2001.

Mortgage cost of services increased $8.9 million, or 57.8%, from $15.4 million in 2000 to $24.3 million in 2001 as a result of our increased revenue. However, as a percentage of revenue, mortgage cost of services decreased from 60.3% in 2000 to 57.1% in 2001 as a result of lower data costs and our ability to use our technology to reduce salary costs.

Consumer cost of services increased $2.0 million, or 105.3%, from $1.9 million in 2000 to $3.9 million in 2001 as a result of increased revenue. As a percentage of revenue, these costs remained fairly consistent, increasing from 59.0% in 2000 to 59.8% in 2001.

Other cost of services increased $712,000, or 72.1%, from $988,000 in 2000 to $1.7 million in 2001 and increased as a percentage of revenue from 39.2% in 2000 to 75.5% in 2001. This increase was due to our implementation of a new marketing call center for other services during the fourth quarter of 2000 and our termination of a resident screening agreement.

Selling, general, and administrative expenses increased $1.2 million, or 14.8%, from $8.1 million in 2000 to $9.3 million in 2001. As a percentage of revenue, these costs decreased from 26.0% to 18.1%, a 7.9% reduction. We expect selling, general, and administrative expenses to increase in the aggregate as we grow our business. However, these expenses should tend to decrease as a percentage of revenue as we integrate acquisitions and lower our costs through continued technological advances.

Depreciation and amortization decreased $500,000 or 12.2%, from $4.1 million in 2000 to $3.6 million in 2001. This decrease reflected the impact on amortization of the $11.8 million write-down of intangible assets in 2000. The adjustment was the result of our election to change our accounting policy in assessing our intangible assets from a policy based upon undiscounted cash flows to a policy that utilizes discounted cash flows. We believed that the use of a discounted methodology was preferable and was consistent with the methodology we utilized in assessing acquisition opportunities.

Acquisition consolidation costs decreased $444,000, or 73.8%, from $602,000 in 2000 to $158,000 in 2001. This decrease was due primarily to the fewer number of acquisitions in 2001 than in 2000. These costs included consolidation charges for items such as recruiting fees, salaries, and travel costs for the consolidation and relocation of the acquired companies to our regional processing centers.

In 2001, we recorded a $170,000 reduction in our previous estimate of branch efficiency costs of $3.0 million in 2000. The branch efficiency costs in 2000 consisted primarily of future operating lease payments for office space, telecommunications and office equipment, leasehold improvements, furniture, and equipment.

In 2000, we recorded an impairment adjustment to intangible assets of $11.8 million because of a change in accounting policy. In 2001, we did not have any impairment adjustment.

Interest expense increased $700,000, or 46.7%, from $1.5 million in 2000 to $2.2 million in 2001. This increase was primarily due to a full year of interest recognized under our $10.3 million Experian capitalized lease agreements during 2001.

Income tax expense was $2.7 million in 2001 compared to an income tax benefit of $5.6 million in 2000. Our effective tax rate was 39.1% for 2001.

As a result of the foregoing factors, net income in 2001 was $4.1 million, or $0.71 per diluted share, compared to a net loss of $10.2 million, or $1.89 per diluted share, in 2000.

Our EBITDA (earnings before interest, taxes, depreciation, and amortization but excluding branch efficiency costs and an impairment adjustment to intangible assets), was $12.5 million in 2001 compared to $4.7 million in 2000, a $7.8 million, or a 165.9%, increase over 2000.

QUARTERLY RESULTS OF OPERATIONS

The following table presents selected consolidated financial information for each of our last eight fiscal quarters. The information has been derived from unaudited consolidated financial statements that, in the opinion of management, reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the quarterly information. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

	Quarter Ended							
	2001				**2002**			
	Mar. 31	June 30	Sept. 30	Dec. 31	**Mar. 31**	**June 30**	**Sept. 30**	**Dec. 31**
	(in thousands)							
Revenue	$13,064	$12,715	$11,873	$13,588	**$13,489**	**$14,093**	**$18,002**	**$17,487**
Operating expenses:								
Cost of services	7,531	7,413	6,930	7,954	**7,186**	**8,074**	**9,560**	**9,051**
Selling, general, and administrative	2,295	2,215	2,133	2,622	**2,817**	**3,431**	**3,441**	**3,068**
Depreciation and amortization	861	896	909	954	**994**	**1,048**	**1,081**	**1,432**
Acquisition consolidation costs	37	60	61	—	**109**	**6**	**—**	**—**
Branch efficiency costs	—	—	—	(170)	**—**	**—**	**—**	**—**
Total operating expenses	10,723	10,584	10,033	11,360	**11,106**	**12,559**	**14,082**	**13,551**
Income from operations	2,341	2,131	1,840	2,228	**2,383**	**1,534**	**3,920**	**3,936**
Other expense, net	507	570	376	289	**300**	**238**	**261**	**202**
Income before income taxes	1,834	1,561	1,464	1,939	**2,083**	**1,296**	**3,659**	**3,734**
Income tax expense	692	633	555	781	**787**	**514**	**1,449**	**1,562**
Net income	$ 1,142	$ 928	$ 909	$ 1,158	**$ 1,296**	**$ 782**	**$ 2,210**	**$ 2,172**
Earnings per share:								
Basic	$ .21	$ .17	$ .15	$ .19	**$ .21**	**$ .13**	**$ .36**	**$ .35**
Diluted	$ .21	$ .17	$ .15	$ .19	**$ .21**	**$ .13**	**$ .35**	**$ .35**
Weighted average shares outstanding:								
Basic	5,387	5,389	6,119	6,120	**6,121**	**6,125**	**6,181**	**6,189**
Diluted	5,391	5,400	6,262	6,206	**6,176**	**6,233**	**6,268**	**6,216**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(Continued)*

The following table sets forth selected consolidated financial information as a percentage of total revenue for each of our last eight fiscal quarters.

	Quarter Ended							
	2001				2002			
	Mar. 31	June 30	Sept. 30	Dec. 31	**Mar. 31**	**June 30**	**Sept. 30**	**Dec. 31**
Revenues	100.0%	100.0%	100.0%	100.0%	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating expenses:								
Cost of services	57.6	58.3	58.4	58.5	**53.3**	**57.3**	**53.1**	**51.8**
Selling, general, and administrative	17.6	17.4	17.9	19.3	**20.9**	**24.3**	**19.1**	**17.5**
Depreciation and amortization	6.6	7.0	7.7	7.0	**7.3**	**7.5**	**6.0**	**8.2**
Acquisition consolidation costs	0.3	0.5	0.5	—	**0.8**	**—**	**—**	**—**
Branch efficiency costs	—	—	—	(1.2)	**—**	**—**	**—**	**—**
Total operating expenses	82.1	83.2	84.5	83.6	**82.3**	**89.1**	**78.2**	**77.5**
Income from operations	17.9	16.8	15.5	16.4	**17.7**	**10.9**	**21.8**	**22.5**
Other expense, net	3.9	4.5	3.2	2.1	**2.2**	**1.7**	**1.5**	**1.2**
Income before income taxes	14.0	12.3	12.3	14.3	**15.5**	**9.2**	**20.3**	**21.3**
Income tax expense	5.3	5.0	4.7	5.7	**5.9**	**3.6**	**8.0**	**8.9**
Net income	8.7%	7.3%	7.6%	8.6%	**9.6%**	**5.6%**	**12.3%**	**12.4%**

LIQUIDITY AND CAPITAL RESOURCES

We had a cash balance of $7.8 million at December 31, 2002. As of December 31, 2002, we had working capital totaling $2.0 million. We anticipate our working capital to continue to increase as we generate cash flow from operations.

On April 30, 2002, we renewed our $10.0 million credit facility agreement with our bank whereby we converted the existing $1.7 million balance on our line of credit into a new $4.0 million term loan and modified its terms. The balance of the term loan as of December 31, 2002 was $3.3 million. The term loan requires monthly principal payments of $83,333, through April 30, 2006 with interest at the floating rate or Eurodollar rate of 4.188% at December 31, 2002. Our $6.0 million line of credit bears interest at the floating rate or Eurodollar rate as defined in the agreement of 4.6% at December 31, 2002. As of December 31, 2002 and as of March 3, 2003, there were no amounts outstanding on our credit line. Principal and unpaid interest, if any, is due April 30, 2003. The line of credit and the term loan are collateralized by substantially all of our assets. The credit line requires us to meet certain financial restrictive covenants, all of which were met as of December 31, 2002, including the following:

- minimum quarterly EBITDA levels;
- interest coverage ratio;
- *book-to-net worth ratio*
- debt service ratio;
- annual capital expenditures;
- total funded debt to last twelve months pro forma EBITDA; and
- total senior funded debt to last twelve months pro forma EBITDA.

We are currently working to extend and increase our credit facilities.

We believe that our anticipated cash requirements for operations will be met from internally generated funds and our bank credit line. We may be required to obtain additional public, private, or debt financing or a combination of the foregoing to continue our acquisition program and development of new information services.

CONTRACTUAL COMMITMENTS AND COMMERCIAL COMMITMENTS

The following table sets forth a summary of our contractual obligations and commercial commitments as of December 31, 2002:

Year Ending December 31,	Line of Credit	Long-Term Debt	Capital Leases	Experian Capital Lease Agreements	Operating Leases	Total
				(in thousands)		
2003	$—	$2,908	$484	$3,274	$ 1,608	$ 8,274
2004	—	1,978	233	3,361	1,615	7,187
2005	—	1,190	44	2,031	1,299	4,564
2006	—	334	—	89	1,097	1,520
2007	—	—	—	—	1,119	1,119
Thereafter	—	—	—	—	10,794	10,794
Total	$—	$6,410	$761	$8,755	$17,532	$33,458

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2002
ASSETS *(Notes 5 and 6)*		
Current assets:		
Cash and cash equivalents	$ 6,163,743	**$ 7,826,653**
Trade accounts receivable, net of allowance of $243,946 and $300,786 *(Note 14)*	5,919,521	**7,346,692**
Prepaid expenses and other	244,356	**665,628**
Deferred income taxes *(Note 8)*	466,344	**365,834**
Total current assets	12,793,964	**16,204,807**
Property and equipment, net *(Notes 2 and 6)*	5,722,515	**5,716,378**
Other assets:		
Goodwill *(Note 3)*	168,971	**565,971**
Intangible assets, net *(Notes 3 and 6)*	28,515,039	**27,809,703**
Deferred income taxes *(Note 8)*	3,463,237	**3,048,234**
Other assets	219,805	**162,409**
Total other assets	32,367,052	**31,586,317**
Total assets	$50,883,531	**$53,507,502**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Line of credit *(Note 5)*	$ 2,200,000	**$ —**
Current portion of long-term debt *(Note 6)*	2,650,862	**3,345,403**
Current portion of capitalized lease obligation—license agreements *(Note 6)*	1,927,139	**3,096,616**
Accounts payable	4,806,209	**4,034,104**
Accrued branch efficiency costs	510,199	**52,729**
Accrued compensation	1,335,466	**1,875,410**
Income taxes payable	332,138	**1,165,459**
Accrued expenses	426,986	**531,496**
Deferred revenue	78,624	**66,898**
Total current liabilities	14,267,623	**14,168,115**
Capitalized lease obligation—license agreements, less current portion *(Note 6)*	7,386,831	**4,559,385**
Long-term debt, less current portion *(Note 6)*	4,754,222	**3,765,526**
Total liabilities	26,408,676	**22,493,026**
Commitments and Contingencies *(Notes 6 and 7)*		
Shareholders' equity *(Note 9)*:		
Preferred stock, no par value, 1,000,000 shares authorized; none issued and outstanding	—	**—**
Common stock, no par value, 50,000,000 shares authorized; 6,120,380 and 6,190,884 issued and outstanding	27,615,506	**27,695,398**
Retained earnings (accumulated deficit)	(3,140,651)	**3,319,078**
Total shareholders' equity	24,474,855	**31,014,476**
Total liabilities and shareholders' equity	$50,883,531	**$53,507,502**

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2000	2001	2002
Revenue:			
Mortgage services	$ 25,559,738	$42,551,506	**$52,738,434**
Consumer services	3,180,380	6,476,520	**6,971,808**
Other services	2,521,088	2,212,195	**3,361,496**
Total revenue	31,261,206	51,240,221	**63,071,738**
Operating expenses:			
Cost of services	18,279,719	29,828,159	**33,870,719**
Selling, general and administrative	8,131,984	9,263,426	**12,756,831**
Depreciation and amortization	4,130,988	3,620,783	**4,554,567**
Acquisition consolidation costs	601,809	158,114	**115,478**
Branch efficiency costs *(Note 4)*	3,046,516	(169,973)	**—**
Impairment adjustment to intangible assets *(Note 3)*	11,798,674	—	**—**
Total operating expenses	45,989,690	42,700,509	**51,297,595**
Income (loss) from operations	(14,728,484)	8,539,712	**11,774,143**
Other income (expense):			
Other income	501,780	496,256	**484,435**
Interest expense	(1,542,028)	(2,238,603)	**(1,485,699)**
Total other expense	(1,040,248)	(1,742,347)	**(1,001,264)**
Income (loss) before income taxes	(15,768,732)	6,797,365	**10,772,879**
Income tax expense (benefit) *(Note 8)*	(5,610,502)	2,660,507	**4,313,150**
Net income (loss)	$(10,158,230)	$ 4,136,858	**$ 6,459,729**
Earnings (loss) per share *(Note 10)*:			
Basic	$ (1.89)	$ 0.72	**$ 1.05**
Diluted	$ (1.89)	$ 0.71	**$ 1.04**
Weighted average shares outstanding *(Note 10)*:			
Basic	5,382,590	5,756,808	**6,154,267**
Diluted	5,382,590	5,819,337	**6,209,693**

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Years Ended December 31, 2000, 2001 and 2002			
	Common Stock		Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount		
Balance, January 1, 2000	5,380,103	$22,478,244	$ 2,880,721	$ 25,358,965
Shares issued for employee stock purchases and exercise of employee stock options	7,268	54,565	—	54,565
Net loss	—	—	(10,158,230)	(10,158,230)
Balance, December 31, 2000	5,387,371	22,532,809	(7,277,509)	15,255,300
Exercise of investor warrants *(Note 9)*	725,759	5,020,767	—	5,020,767
Shares issued for employee stock purchases and exercise of employee stock options	7,250	61,930	—	61,930
Net income	—	—	4,136,858	4,136,858
Balance, December 31, 2001	6,120,380	27,615,506	(3,140,651)	24,474,855
Cashless exercise of (174,648) placement agent options and warrants *(Note 9)*	62,302	—	—	—
Shares issued for employee stock purchases	5,374	48,318	—	48,318
Exercise of employee stock options	2,828	31,574	—	31,574
Net income	—	—	6,459,729	6,459,729
Balance, December 31, 2002	**6,190,884**	**$27,695,398**	**$ 3,319,078**	**$ 31,014,476**

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2000	2001	**2002**
Increase (Decrease) in Cash and Cash Equivalents *(Note 12)*			
Cash flows from operating activities:			
Net income (loss)	$(10,158,230)	$ 4,136,858	**$ 6,459,729**
Reconciliation of net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	4,130,988	3,620,783	**4,554,567**
Loss on disposals of fixed assets	49,725	25,430	**3,849**
Gain on refinancing of debt	(189,014)	—	**—**
Bad debt expense	417,708	627,976	**537,377**
Unrealized loss on swap agreement	—	58,994	**—**
Net cash settlements under swap agreement	—	101,128	**59,733**
Impairment adjustment to intangible assets	11,421,163	—	**—**
Branch efficiency costs	3,001,611	(169,973)	**—**
Deferred income taxes	(4,907,828)	554,216	**515,513**
Changes in assets and liabilities, net of business acquisitions:			
Accounts receivable	(904,434)	(2,485,134)	**(1,837,861)**
Prepaid expenses and other	148,495	(37,320)	**(421,272)**
Income tax receivable/payable	(393,547)	1,319,696	**833,321**
Other assets	100,906	(14,322)	**67,396**
Accrued branch efficiency costs	—	(824,525)	**(457,470)**
Accounts payable	1,067,065	580,471	**(772,105)**
Accrued expenses and compensation	(527,988)	1,221,749	**644,454**
Deferred revenue	37,851	40,774	**(11,726)**
Net cash provided by operating activities	3,294,471	8,756,801	**10,175,505**
Cash flows from investing activities:			
Cash used for software development costs	(754,996)	(749,216)	**(793,553)**
Purchases of property and equipment	(1,252,755)	(1,127,342)	**(1,360,971)**
Purchases of intangible assets	—	(149,740)	**(48,787)**
Net cash settlements under swap agreement	—	(101,128)	**(59,733)**
Proceeds from sale of equipment	—	—	**24,508**
Cash used in the acquisition of businesses	(2,404,458)	(1,250,000)	**(1,220,454)**
Net cash used in investing activities	(4,412,209)	(3,377,426)	**(3,458,990)**
Cash flows from financing activities:			
Principal payments on long-term debt	(2,422,221)	(3,439,860)	**(4,466,830)**
Net proceeds from warrants exercised	—	5,020,767	**—**
Borrowings on line of credit	2,906,395	1,900,000	**—**
Payments on line of credit	—	(3,106,395)	**(2,200,000)**
Proceeds from issuance of long-term debt	—	—	**1,533,333**
Net proceeds from employee stock purchase and option plans	54,565	61,930	**79,892**
Loan origination costs	(97,020)	—	**—**
Net cash provided by (used in) financing activities	441,719	436,442	**(5,053,605)**
Net increase (decrease) in cash and cash equivalents	(676,019)	5,815,817	**1,662,910**
Cash and cash equivalents, beginning of year	1,023,945	347,926	**6,163,743**
Cash and cash equivalents, end of year	$ 347,926	$ 6,163,743	**$ 7,826,653**

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

Factual Data Corp. (the "Company") was incorporated in the State of Colorado in 1985. The Company provides a wide range of customized information services to businesses across the United States that assist them in making critical decisions, such as determining whether to make a mortgage or other loan, offer employment, accept new tenants, or enter into a business relationship. Factual Data specializes in providing customized mortgage credit reports and other mortgage related services, consumer credit reports, employment screening, resident screening, and commercial credit reports.

Factual Data's customers include mortgage lenders and independent mortgage brokers, consumer lenders, employers, property managers, and other business customers desiring information regarding creditworthiness and other matters.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, FDC Acquisition, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

Mortgage and Consumer Services

Revenue generated from providing mortgage and consumer credit reports and other information services is recognized when the information has been delivered to the customer.

Pursuant to various franchise and license agreements, system affiliates, franchised offices and licensed offices of the Company are required to pay the Company royalties based on a percentage of their sales. Royalty revenue is recognized in the month earned based on reported sales activity. In addition, system affiliates that provide employee background screening services are required to pay $100 per month for national advertising conducted by the Company.

Royalties allowed under the agreements are recognized the month earned based on the percentage of adjusted gross billings, as reported by the system affiliates. Included in mortgage services revenue are royalties of $1,172,480, $1,307.228 and $1,278,674 for the years ended December 31, 2000, 2001 and 2002.

The Company provides flood zone determinations to its customers through flood vendors and receives a commission for each flood certification sold. Revenue is recognized when the flood certification has been delivered to the customer. Included in mortgage services revenue are commissions of $209,105, $245,976 and $594,962 for the years ended December 31, 2000, 2001 and 2002.

Other Services

Other services revenue is generated from providing employment and residential credit reports for employers and property managers. Revenues from other services are recognized when the information has been delivered to the customer.

Deferred Revenue

Deferred revenue primarily represents deposits that the Company requires certain customers to maintain.

CASH AND CASH EQUIVALENTS

The Company considers highly liquid investments purchased with original maturities of three months or less and money market accounts to be cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Provisions for depreciation are computed using the straight-line method over estimated useful lives ranging from 3 to 30 years. Maintenance and repairs are charged to expense as incurred and expenditures for major improvements are capitalized. When assets are retired or otherwise disposed of, the property accounts are relieved of costs and accumulated depreciation and any resulting gain or loss is credited or charged to operations.

GOODWILL AND INTANGIBLE ASSETS

Intangible assets are recorded at cost less accumulated amortization. Customer rights and customer lists are amortized using the straight-line method over 15 years, and non-compete agreements and franchise agreements are amortized using the straight-line method over the life of the agreements, which extend from three to ten years. License agreements to access information are amortized using the ratio of the units accessed, for the period, to the total units estimated to be accessed over the ten-year initial term of the agreement. Intellectual property is amortized using the straight-line method over 13 to 15 years and loan origination costs are amortized using the straight-line method over the loan term.

Deferred acquisition costs consist of direct third party costs associated with the Company's investigation of potential future acquisitions. Any costs associated with unsuccessful efforts are expensed in the period in which the potential acquisition has been deemed to be unsuccessful. There were no deferred acquisition costs at December 31, 2001 and 2002.

Goodwill represents the excess of the cost over the fair value of net assets acquired at the date of acquisition. Effective January 1, 2002 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142. As of December 31, 2002, the Company had $565,971 in unamortized goodwill. Upon the adoption of SFAS No. 142, goodwill is no longer amortizable and will be subject to impairment testing. As a result, the Company has not amortized goodwill for the year ended December 31, 2002. Goodwill amortization for the year ended December 31, 2000 and 2001 was $269 and $3,274.

LONG-LIVED ASSETS

Long-lived assets and identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the expected undiscounted future cash flow from the use of the assets and its eventual disposition is less than the carrying amount of the assets, an impairment loss is recognized and measured using the asset's fair value.

SOFTWARE DEVELOPMENT COSTS

The Company applies the provisions of Statement of Position 98-1 ("SOP 98-1"), "Accounting for Costs of Computer Software Developed for Internal Use." In accordance with SOP 98-1, the Company capitalizes certain payroll costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs are capitalized and amortized over the estimated useful life of the software of three years.

The Company capitalized $754,996, $749,216 and $793,553 of costs for the years ended December 31, 2000, 2001 and 2002.

ACQUISITION CONSOLIDATION COSTS

The Company presents certain costs incurred in connection with the Company's acquisitions, as acquisition consolidation costs. These costs include charges for items such as recruiting fees, salaries and travel costs for the consolidation and relocation of the acquired companies' operations to the Company's regional processing centers.

COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income," governs the financial statement presentation of changes in shareholders' equity resulting from non-owner sources. Comprehensive income includes all changes in equity except those resulting from investments by owners and distribution to owners. For the years ended December 31, 2000, 2001 and 2002, the Company had no items of comprehensive income (loss) other than net income or loss; therefore, a separate statement of comprehensive income (loss) has not been presented for these periods.

USE OF ESTIMATES

The preparation of the Company's consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires the Company to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported revenue and expenses during the reporting periods. Actual results could differ from those estimates.

INCOME TAXES

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes result from temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist of cash and cash equivalent balances in excess of the insurance provided by governmental insurance authorities. The Company's cash and cash equivalents are placed with financial institutions and are primarily in demand deposit accounts.

The Company had cash balances at December 31, 2001 in excess of FDIC limits of $6,063,743.

The Company had cash balances at December 31, 2002 in excess of FDIC limits of $995,763 at one financial institution and $6,630,890 at another financial institution.

Concentrations of credit risk with respect to accounts receivable are associated with many customers dispersed across geographic areas. The Company reviews a customer's credit history before extending credit and establishes an allowance for doubtful accounts based upon the credit risk of specific customers, historical trends and other information.

Management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Specific accounts receivable balances that are determined to be uncollectible, along with a general reserve, are included in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on current customer credit information management believes the allowance for doubtful accounts as of December 31, 2002 is adequate. However, actual write-offs might exceed the recorded allowance.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments has been determined using available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Consequently, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The carrying amounts of financial instruments reported on the consolidated balance sheets approximate their respective fair values.

SEGMENT INFORMATION

The Company follows the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the reporting of information about operating segments in annual and interim financial statements. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance.

The Company currently operates in three business segments: mortgage services, consumer services and other services, which consist of resident and employment screening services.

DERIVATIVE INSTRUMENTS

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Under SFAS No. 133, all derivative instruments, whether designated as hedging relationships or not, are required to be recorded on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through net income (loss). If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or a firm commitment through net income (loss) until the hedged item is recognized in net income (loss). The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The effect of adoption of this new accounting standard on the Company's results of operations, financial position and cash flows was not material.

STOCK OPTIONS

At December 31, 2002, the Company has a stock-based employee compensation plan, which is described more fully in Note 9. The Company accounts for this plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation is reflected in net income (loss), as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	Year Ended December 31,		
	2000	2001	**2002**
Net income (loss) as reported	$(10,158,230)	$4,136,858	**$6,459,729**
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of income taxes	(102,016)	(246,229)	**(408,130)**
Net income (loss) pro forma	$(10,260,246)	$3,890,629	**$6,051,599**
Basic earnings (loss) per share:			
As reported	$ (1.89)	$ 0.72	**$ 1.05**
Pro forma	$ (1.91)	$ 0.68	**$ 0.98**
Diluted earnings (loss) per share:			
As reported	$ (1.89)	$ 0.71	**$ 1.04**
Pro forma	$ (1.91)	$ 0.67	**$ 0.97**

NET INCOME (LOSS) PER SHARE

The Company provides for the calculation of "Basic" and "Diluted" earnings per share in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share includes no dilution and is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. See Note 10 for further discussion.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company adopted SFAS No. 143, effective January 1, 2002. The adoption of this statement did not have material impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 was effective as of January 1, 2002 and its adoption did not have a material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement eliminates the current requirement that gains and losses on debt extinguishment must be classified as extraordinary items in the income statement. Instead, such gains and losses will be classified as extraordinary items only if they are deemed to be unusual and infrequent, in accordance with the current generally accepted accounting practice criteria for extraordinary classification. In addition, SFAS No. 145 eliminates an inconsistency in lease accounting by requiring that modifications of capital leases that result in reclassification as operating leases be accounted for consistent with sale-leaseback accounting rules. The statement also contains other non-substantive corrections to authoritative accounting literature. The Company believes the adoption of this statement effective January 1, 2003, will have no material impact on its financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of such costs covered by the standard include lease termination costs and certain employee severance costs associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS No. 146 is effective prospectively for exit and disposal activities initiated after December 31, 2002. As the provisions of SFAS No. 146 are to be applied prospectively after its adoption date, the Company cannot determine the potential effects that the adoption of SFAS No. 146 will have on its future results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company is required to follow the prescribed format and provide the additional disclosures required by SFAS No. 148 in its annual financial statements for the year ended December 31, 2002 and must also provide the disclosures in its quarterly reports containing condensed financial statements for interim periods beginning with the quarterly period ended March 31, 2003. The Company has determined that it will not change to the fair value based method.

In November 2002, the FASB issued interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which disclosures are effective for financial statements issued after December 15, 2002. This statement did not have any effect on the Company's consolidated financial statements as of December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN No. 46"), which requires the consolidation of variable interest entities, as defined. FIN No. 46 is applicable to financial statements to be issued by the Company after 2002. The Company does not believe that FIN No. 46 will have any effect on its consolidated financial statements.

RECLASSIFICATIONS

Certain reclassifications have been made to the 2000 and 2001 financial statements to conform to the 2002 financial statement presentation. Such reclassifications have no effect on financial position or net income (loss) as previously reported.

1. BUSINESS ACQUISITIONS

The Company completed four asset acquisitions (Datafax Credit Bureau of West Palm Beach, Professional Mortgage Reference Services, Inc., Affiliated Real Estate Services, L.L.C., and Sparks Publishing and Reporting Corporation) in 2002; two acquisitions (Credit Bureau of Dallas, Inc. and Factual Data of Florida) in 2001; and four acquisitions (C.B. Unlimited, Inc., Quality Credit Reports, LLC, Air Credit Reporting Midwest, Inc. and Credit Bureau of Carbon County Credit Reporting Department) in 2000. The purpose of these acquisitions was either to acquire competitors or to acquire franchise rights, enabling the Company to increase market share. The acquisitions have been accounted for using the purchase method of accounting and the results of operations of each of these entities are reflected in the consolidated financial statements from the date of the acquisitions. The aggregate purchase price allocation of the acquisitions and consideration paid were as follows:

	Lives	2001	2002
Fair value of assets:			
Property and equipment	3 to 7 years	$ 265,300	$ **5,500**
Customer rights and customer lists	15 years	2,348,350	**1,732,954**
Non-compete agreements	3 years	40,000	**220,000**
Goodwill	N/A	160,200	**397,000**
Franchise and license agreements	10 years	135,000	—
Intellectual property	15 years	—	—
Other assets	N/A	1,150	**10,000**
		$2,950,000	**$2,365,454**
Consideration paid:			
Notes payable issued		$1,700,000	**$1,145,000**
Cash payments		1,250,000	**1,220,454**
		$2,950,000	**$2,365,454**

The following pro forma information presents the consolidated results of operations of the Company as if the 2001 acquisitions had occurred on January 1, 2000 and the 2002 acquisitions had occurred on January 1, 2001. The pro forma financial data does not purport to be indicative of the actual results, which would have been obtained, or the results, which may be obtained in the future.

	Year Ended December 31,		
	2000	2001	**2002**
Total revenue	$37,854,920	$54,115,683	**$63,643,779**
Net income (loss)	$ (9,659,745)	$ 4,627,987	**$ 6,571,626**
Basic earnings (loss) per share	$ (1.79)	$ 0.80	**$ 1.07**
Diluted earnings (loss) per share	$ (1.79)	$ 0.80	**$ 1.06**
Basic shares	5,382,590	5,756,808	**6,154,267**
Diluted shares	5,382,590	5,819,337	**6,209,693**

2. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31,	
	2001	**2002**
Computer equipment and software	$ 5,252,330	**$ 5,879,902**
Furniture and fixtures	2,801,741	**3,192,626**
Software development costs	3,026,818	**3,820,370**
Leasehold improvements	619,885	**890,760**
Vehicles	146,376	**176,896**
	11,847,150	**13,960,554**
Less accumulated depreciation and amortization	6,124,635	**8,244,176**
	$ 5,722,515	**$ 5,716,378**

Depreciation expense for the years ended December 31, 2000, 2001 and 2002 was $1,586,838, $1,726,340 and $2,132,303.

3. INTANGIBLE ASSETS

Intangible assets consisted of the following:

		December 31,	
	Lives	2001	**2002**
Customer rights and customer lists	15 years	$24,362,094	**$26,149,336**
Non-compete agreements	3 years	1,505,151	**1,725,151**
Franchise and license agreements	10 years	8,334,350	**8,044,036**
Intellectual property	13–15 years	462,902	**462,902**
Loan origination costs	5 years	97,020	**97,020**
		34,761,517	**36,478,445**
Less accumulated amortization		6,246,478	**8,668,742**
		$28,515,039	**$27,809,703**

The Company completed an impairment test of intangible assets in 2002 and has determined goodwill and other intangible assets are not impaired. Intangible assets will be tested annually and whenever events and circumstances occur indicating that the assets may be impaired.

Upon the adoption of SFAS No. 142, the Company evaluated the useful lives of existing intangible assets and determined that the existing useful lives are appropriate.

Future amortization expense for the Company's intangible assets is estimated as follows:

Year Ending December 31,	
2003	$ 2,563,772
2004	2,583,383
2005	2,589,505
2006	2,653,887
2007	2,743,645
Thereafter	14,675,511
	$27,809,703

The following tables summarizes the activity in the Company's goodwill and intangible assets for the periods indicated:

	Year Ended December 31,		
	2000	2001	**2002**
Goodwill:			
Beginning balance	$ 9,040	$ 8,771	**$ 168,971**
Additions	—	163,474	**397,000**
Amortization	(269)	(3,274)	**—**
Total goodwill	$ 8,771	$ 168,971	**$ 565,971**
Customer rights and customer lists:			
Beginning balance	$26,059,421	$18,830,777	**$19,843,170**
Additions	3,066,269	2,617,061	**1,787,242**
Impairment	(8,422,725)	—	**—**
Amortization	(1,872,188)	(1,604,668)	**(1,710,733)**
Ending balance	$18,830,777	$19,843,170	**$19,919,679**
Franchise and license agreements:			
Beginning balance	$ 71,250	$ 7,551,190	**$ 7,959,000**
Additions (reduction) *(Note 12)*	10,335,940	570,506	**(290,314)**
Impairment	(2,647,096)	—	**—**
Amortization	(208,904)	(162,696)	**(560,982)**
Ending balance	$ 7,551,190	$ 7,959,000	**$ 7,107,704**
Other intangibles:			
Beginning balance	$ 1,364,196	$ 782,939	**$ 712,869**
Additions	610,654	56,028	**220,000**
Impairment	(728,853)	—	**—**
Amortization	(463,058)	(126,098)	**(150,549)**
Ending balance	$ 782,939	$ 712,869	**$ 782,320**
Total intangible assets	$27,164,906	$28,515,039	**$27,809,703**

During the year ended December 31, 2000, the Company recorded an impairment adjustment to its intangible assets of $11,798,674. The adjustment was the result of the Company electing to change its accounting policy in assessing its intangible assets from one based upon undiscounted cash flows to a policy which utilizes discounted cash flows. The Company believed that the use of a discounted methodology was preferable, and consistent with the methodology utilized by management in assessing acquisition investment opportunities. In applying this discounted approach the Company evaluated its aggregate intangible assets individually on a reporting unit basis in assessing recoverability of net capitalized amounts. In determining the appropriate rate at which to discount future cash flows of each reporting unit, the Company reviewed internal and market factors to estimate the industry or market rate of return required for similar investments. This methodology was utilized until January 1, 2002, at which time the Company adopted the provisions of SFAS No. 144.

4. BRANCH EFFICIENCY COSTS

During the fourth quarter of 2000, the Company recorded an expense of $3,046,516 in connection with its decision to combine several of its branch offices for efficiency purposes. The combination was possible due to the completion and development of the Company's technology center located at its headquarters. Management believes that the strategic decision to combine several of its branches will result in significant future savings to the Company as a result of efficiencies created through the use of technology. A summary of the activity for these accruals is as follows:

	Operating Lease Payments	Property and Equipment	Severance, Moving and Relocation	Total
Balance, January 1, 2000	$ —	$ —	$ —	$ —
Beginning accrual	1,296,179	1,541,819	208,518	3,046,516
Write-down of assets	—	(1,541,819)	—	(1,541,819)
Balance, December 31, 2000	1,296,179	—	208,518	1,504,697
Amounts paid/recovered	(871,396)	132,201	(85,330)	(824,525)
Adjustments	(16,781)	(132,201)	(20,991)	(169,973)
Balance, December 31, 2001	408,002	—	102,197	510,199
Amounts paid	(457,470)	—	—	(457,470)
Adjustments	102,197	—	(102,197)	—
Balance, December 31, 2002	**$ 52,729**	**$ —**	**$ —**	**$ 52,729**

5. LINE OF CREDIT

On April 30, 2002, the Company renewed its $10.0 million credit facility with a bank whereby the Company converted the existing $1.7 million balance on the line of credit into a new $4.0 million term loan with modified terms and entered into a new $6.0 million line of credit facility. The term loan requires monthly principal payments of $83,333 through April 30, 2006 plus interest at the floating rate or Eurodollar rate (4.188% at December 31, 2002). The $6.0 million line of credit bears interest at the floating rate or Eurodollar rate as defined in the agreement (4.188% at December 31, 2002). There were no amounts drawn on the line of credit at December 31, 2002. There was $2,200,000 drawn on the line of credit that existed at December 31, 2001. The line of credit and the term loan require that the Company meet certain financial covenants and, as of December 31, 2002, the Company was in compliance with such covenants. The line of credit and the term loan are collateralized by substantially all of the Company's assets.

6. LONG-TERM OBLIGATIONS

Long-term obligations consisted of the following:

	December 31, 2001	December 31, 2002
Term note payable to a bank: monthly principal and interest payments total $96,051 through April 2006. Interest is calculated at the floating rate or Eurodollar rate as defined in the note agreement (4.188% at December 31, 2002). The term note is collateralized by substantially all of the Company's assets.	$2,733,333	**$3,333,333**
Notes payable to corporations and individuals incurred in the acquisition of several businesses. Monthly principal and interest payments total $115,186 and are due through November 2005. Quarterly principal and interest payments total $155,494 and are due through March 2005. Interest is payable at rates ranging from 5% to 12%. Notes are collateralized by security agreements and assets acquired in the acquisitions.	3,511,091	**3,076,635**
Various capital lease obligations expiring through June 2005. Monthly principal and interest payments total $44,743 with interest at rates ranging from 8.47% to 11.48%, collateralized by office furniture and equipment.	1,160,660	**700,961**
Total long-term debt	7,405,084	**7,110,929**
Less current portion	2,650,862	**3,345,403**
Long-term debt, less current portion	$4,754,222	**$3,765,526**

The Company had one interest rate swap agreement for a principal amount of $4,000,000 that expired in May 2002. The interest rate swap agreement was entered into in May 2000, in connection with the Company's term note payable. Under the agreement, the Company paid a fixed rate of interest of 10.10%, and therefore effectively converted the Company's term note payable from a floating rate obligation into a fixed-rate obligation. At December 31, 2001, the estimated fair value of the interest rate swap was a $58,994 liability and was included in accounts payable in the accompanying consolidated balance sheet with the corresponding amount included in interest expense in the accompanying consolidated statement of operations for the year ended December 31, 2001. The Company's interest rate swap did not qualify for the use of the hedge method of accounting. The Company was exposed to credit risk in the event of non-performance by the counter-party to the interest rate swap agreement. The Company had no interest rate swap agreements outstanding at December 31, 2002. Capitalized lease obligations for service license agreements consisted of the following:

	December 31,	
	2001	**2002**
Capital lease obligations for service license agreements expiring in April and December 2005 and February 2006. Monthly principal and interest payments total $270,626, with interest at 9.985%	$9,313,970	**$7,656,001**
Less current maturities	1,927,139	**3,096,616**
Capitalized lease obligations—license agreements, less current portion	$7,386,831	**$4,559,385**

Future maturities of these long-term obligations are as follows:

Year Ending December 31,	Long-Term Debt	Capital Leases	Total	License Agreements
2003	$2,908,102	$484,396	$3,392,498	$3,274,171
2004	1,978,228	232,888	2,211,116	3,360,922
2005	1,190,304	44,111	1,234,415	2,031,290
2006	333,334	—	333,334	89,066
2007	—	—	—	—
	6,409,968	761,395	7,171,363	8,755,449
Less amount representing interest	—	60,434	60,434	1,099,448
	6,409,968	700,961	7,110,929	7,656,001
Less current maturities	2,908,102	437,301	3,345,403	3,096,616
	$3,501,866	$263,660	$3,765,526	$4,559,385

The Company's property and equipment held under capital leases consists of:

	December 31,	
	2001	**2002**
Computer equipment and software	$1,137,937	**$1,137,937**
Furniture and fixtures	487,747	**487,747**
Less accumulated amortization	809,247	**1,053,428**
	$ 816,437	**$ 572,256**

Amortization expense related to capital leases is included in depreciation and amortization expense.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has non-cancelable long-term operating lease agreements for office space, office furnishings and equipment.

Rent expense for the operating leases, net of sublease income for the years ended December 31, 2000, 2001 and 2002 was approximately $1,405,669, $1,131,114 and $1,341,938. Future minimum lease payments required under long-term operating leases in effect at December 31, 2002 are as follows:

Year Ending December 31,	
2003	$ 1,608,457
2004	1,615,245
2005	1,298,534
2006	1,097,313
2007	1,119,065
Thereafter	10,793,402
	17,532,016
Less sublease income	958,689
	$16,573,327

Bonus Programs

Effective April 24, 2001, the Compensation Committee of the Board of Directors approved two Bonus Programs (the "Programs") to compensate certain officers and employees of the Company for their successful achievement of specific predetermined objectives. For the years ended December 31, 2001 and 2002 compensation earned under the Programs was $724,313 and $1,113,279.

Self Funded Insurance Plan

The Company is self-insured for certain losses relating to employee medical benefits. The Company has purchased stop-loss coverage, which covers individual claims greater than $45,000 and aggregate annual claims greater than $947,784. Self-insured losses are accrued based upon the Company's estimate of the aggregate liability for uninsured claims. Amounts accrued for uninsured losses as of December 31, 2001 and 2002 totaled $185,770 and $247,227.

401(k) Plan

The Company maintains a 401(k) plan for its eligible employees. Participation is voluntary and employees are eligible to participate at age 21 and upon completing one month of employment with the Company. The Company matches 50% of the employees' contributions up to 4% of the employees' salary. Company contributions vest ratably, 20% per year, over five years. During the years ended December 31, 2000, 2001 and 2002, the Company contributed $139,122, $146,470 and $172,447 to the 401(k) plan.

Litigation

The Company is not a party to any legal proceedings except those in the ordinary course of its business. The Company believes there is no proceeding threatened or pending against it which, if determined adversely, would have a material adverse effect on its financial condition, results of operations or cash flows.

8. INCOME TAX EXPENSE (BENEFIT)

The provision for income taxes consisted of the following:

	Year Ended December 31,		
	2000	2001	**2002**
Current provision (benefit):			
Federal	$ (611,326)	$1,832,474	**$3,227,991**
State	(91,348)	273,817	**569,646**
	(702,674)	2,106,291	**3,797,637**
Deferred provision (benefit):			
Federal	(4,269,810)	479,925	**438,186**
State	(638,018)	74,291	**77,327**
	(4,907,828)	554,216	**515,513**
	$(5,610,502)	$2,660,507	**$4,313,150**

A reconciliation of the effective tax rates and the statutory U.S. federal income tax rates is as follows:

	Year Ended December 31,		
	2000	2001	**2002**
U.S. federal statutory rates	34.0%	34.0%	**34.0%**
State income tax benefit, net of federal tax amount	3.3	3.3	**3.3**
Other	(1.7)	1.8	**2.7**
Effective tax rate	35.6%	39.1%	**40.0%**

Temporary differences that give rise to a significant portion of the net deferred tax asset are as follows:

	December 31,	
	2001	**2002**
Self-insured medical claims	$ 69,293	**$ 101,363**
Consolidation costs	190,304	**21,620**
Allowance for doubtful accounts	90,992	**123,322**
Accrued wages and vacation	93,751	**119,529**
Interest rate swap accrued	22,004	**—**
Current	466,344	**365,834**
Property and equipment	37,624	**(127,101)**
Capitalized software	(401,704)	**(459,050)**
Intangible assets	3,827,317	**3,634,385**
Long-term	3,463,237	**3,048,234**
Net deferred tax asset	$3,929,581	**$3,414,068**

At December 31, 2001 and 2002, the Company believes it is more likely than not that the deferred tax asset is fully realizable, and therefore, no valuation allowance has been recorded.

9. SHAREHOLDERS' EQUITY

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock. As of December 31, 2002, no preferred stock has been issued.

Warrants

In 1999, the Company issued 1,912,451 shares of its common stock in a private placement, resulting in net proceeds to the Company of $13,863,539. An agent earned warrants to purchase 55,641 shares of the Company's common stock. In 2002, these warrants were exercised on a cashless basis into 16,410 shares of the Company's common stock.

The Company issued warrants to purchase 1.5 million shares of its common stock and options to purchase 120,000 shares of common stock in connection with its initial public offering. Of these warrants, 1.38 million had an exercise price of $7.15 per share and the other 120,000 warrants had an exercise price of $7.04. During 2001, warrants to purchase 725,759 shares of common stock were exercised. The Company received net proceeds of $5,020,767 from the exercise and the balance of the unexercised warrants expired in 2001. In 2002, 119,007 options were exercised on a cashless basis into 45,892 shares of the Company's common stock. The remaining 993 options expire on May 13, 2003.

In 2000, Company issued 100,000 warrants in connection with a consulting agreement. Of these warrants, 40,000 have an exercise price of $9.00 per share and 60,000 have an exercise price $11.00 per share. The warrants expire in September 2003. The warrants become exercisable by the holder only when the common stock price trades at the exercise price for 20 consecutive days. Additionally, the warrants require the achievement of certain specified performance criteria directly related to raising capital to be met, prior to becoming exercisable. Compensation expense will be measured and recorded when the performance criteria are met. As of December 31, 2002, the performance criteria had not been met.

Stock Purchase Plan

Effective January 1, 2000, the Company established an Employee Stock Purchase Plan, which allows eligible employees to purchase shares of the Company's common stock for 90% of the fair market value at the lesser of either the beginning or end of each quarter stock purchase period. An employee must have been employed by the Company for at least one year before becoming eligible to participate in the plan. A maximum of 75,000 shares of common stock are available for sale under the plan. During the years ended December 31, 2000, 2001 and 2002, employees purchased 6,601, 5,587, and 5,374 shares for $48,894, $43,533, and $48,318, respectively. In 2001, 2500 of the shares were purchased on the open market by the Company and issued to the employees.

Stock Option Plans

The Company has adopted the 1997 Stock Incentive Plan whereby the Board of Directors may issue both tax qualified and nonqualified stock options to officers, employees, consultants and others. Under the plan, the Company has reserved 200,000 shares for issuance of common stock. As of December 31, 2001 and 2002, options to purchase 49,725 shares of the Company's common stock had been granted under this plan and options to purchase 43,225 and 42,725 shares of common stock were outstanding as of December 31, 2001 and 2002. The shares vest equally over three years from the date of grant.

Effective January 1, 2000, the Company established the 1999 Employee Formula Award Stock Option Plan. The Company has reserved 600,000 shares of its common stock for issuance upon the exercise of options available for grant under the plan. Employees who have been employed by the Company or one of its affiliates for at least one year and employees who are designated as full-time are eligible for participation in the plan. The options vest equally over five years and are exercisable for ten years. Unless revised by the Board of Directors, the number of shares of common stock underlying the options granted on each anniversary date to eligible employees shall be the sum of (1) the quotient of (a) the eligible employee's compensation for twelve months preceding the Anniversary Date multiplied by 10%, divided by (b) the market price of the Company's common stock at the date of issuance, plus (2) the product of 10% of the quotient obtained in (a) above multiplied by the number of years the employee has been with the Company. Options granted under the plan will be equal to or greater than the market price of the Company's common stock on the date of grant. As of December 31, 2001 and 2002, options to purchase 252,708 and 405,656 shares of the Company's common stock had been granted under this plan and options to purchase 191,010 and 317,230 shares of common stock were outstanding at December 31, 2001 and 2002.

On May 21, 2001, the Company granted 50,500 options, outside of its option plans, with an exercise price of $8.00 per share to seven employees. On July 19, 2002, the Board of Directors modified the options to allow the holders to exercise the options on a cashless basis. During the year ended December 31, 2002, in accordance with Financial Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Options," no deferred compensation or amortization was recorded in stockholders' equity because the Company's stock price was less than the options exercise prices at December 31, 2002.

During January 2003, the Company granted options to acquire 38,591 and 194,464 shares of common stock to its executive officers and employees, respectively.

The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for the plans. Under APB Opinion 25, when the exercise price of the Company's employee stock options is less than the market price of the underlying stock on the date of grant, compensation cost is recognized.

SFAS No. 148, "Accounting for Stock-Based Compensation," requires the Company to provide pro forma information regarding net income and net income per share as if compensation cost for the Company's stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 148. The Company estimated the fair value of each stock award at the grant date by using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended December 31,		
	2000	2001	**2002**
Dividend yield	0%	0%	**0%**
Expected volatility	42%	44%	**55%**
Discount rate	5.5%	5.2%	**4.9%**
Expected lives	10 years	10 years	**10 years**

A summary of the status of the Company's stock option plans and outstanding options and warrants is presented below:

	Options		Warrants	
	Number of Underlying Shares	Weighted Average Exercise Price	Number of Underlying Shares	Weighted Average Exercise Price
Outstanding January 1, 2000	155,334	$6.80	1,555,541	$ 7.34
Granted	110,353	7.13	100,000	10.20
Cancelled	(32,390)	7.02	—	—
Exercised	(667)	5.50	—	—
Outstanding December 31, 2000	232,630	6.93	1,655,541	7.51
Granted	206,080	6.72	—	—
Cancelled	(29,812)	6.51	(774,141)	7.46
Exercised	(4,163)	6.15	(725,759)	7.15
Outstanding December 31, 2001	404,735	6.86	155,641	9.31
Granted	152,948	8.80	—	—
Cancelled	(24,400)	7.75	—	—
Exercised	(121,835)	7.03	(55,641)	8.08
Outstanding December 31, 2002	**411,448**	**$7.48**	**100,000**	**$10.20**
Exercisable December 31, 2000	144,333	$6.83	1,379,900	$ 7.15
Exercisable December 31, 2001	159,928	$6.85	55,641	$ 8.08
Exercisable December 31, 2002	**89,514**	**$6.64**	—	**$** —

	Options	Warrants
Weighted average fair value of options and warrants granted during 2000	$4.66	$3.17
Weighted average fair value of options and warrants granted during 2001	$4.39	$ —
Weighted average fair value of options and warrants granted during 2002	**$6.21**	**$ —**

The following information summarizes stock options and warrants outstanding and exercisable at December 31, 2002:

	Outstanding			Exercisable	
Exercise Prices	Number	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Options:					
$ 5.50	19,500	5.37	$ 5.50	19,500	$5.50
6.31	123,445	8.05	6.31	24,691	6.31
6.50	5,000	5.43	6.50	5,000	6.50
7.04	993	0.38	7.04	993	7.04
7.13	67,188	7.05	7.13	26,230	7.13
8.00	55,500	8.20	8.00	13,100	8.00
8.80	139,822	9.05	8.80	—	—
$5.50 to $ 8.80	411,448	8.07	$ 7.48	89,514	$6.64
Warrants:					
$ 9.00	40,000	3.17	$ 9.00	—	$ —
11.00	60,000	3.17	11.00	—	—
$9.00 to $11.00	100,000	3.17	$10.20	—	$ —

10. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Year Ended December 31,		
	2000	2001	**2002**
Numerator:			
Net income (loss) available to common shareholders	$(10,158,230)	$4,136,858	**$6,459,729**
Denominator:			
Basic earnings per share—weighted average shares	5,382,590	5,756,808	**6,154,267**
Effect of dilutive securities:			
Stock options and warrants	—	62,529	**55,426**
Denominator for diluted earnings per share—weighted average shares	5,382,590	5,819,337	**6,209,693**
Earnings (loss) per share:			
Basic	$ (1.89)	$ 0.72	**$ 1.05**
Diluted	$ (1.89)	$ 0.71	**$ 1.04**

For the years ended December 31, 2000, 2001 and 2002 total stock options and warrants exercisable into 1,888,171, 497,847 and 456,022 shares of common stock, were not included in the computation of diluted loss per share because their effect was anti-dilutive. These options and warrants could potentially dilute earnings per share in future periods.

11. BUSINESS SEGMENT INFORMATION

The Company operates in three business segments: mortgage services, consumer services and other services, which consists of resident and employment screening services. The accounting policies utilized by the segments is the same as those described for the Company in the Summary of Accounting Policies. Operating results and other financial data are presented for the principal business segments as follows:

Year Ended	Mortgage Services	Consumer Services	Other Services	Total
December 31, 2000:				
Revenue	$25,559,738	$ 3,180,380	$2,521,088	$ 31,261,206
Cost of services	15,416,590	1,875,191	987,938	18,279,719
Segment profit (loss)	(8,997,451)	(1,877,451)	716,672	(10,158,230)
Total assets	31,120,270	10,944,450	735,377	42,800,097
Depreciation and amortization	3,667,513	317,253	146,222	4,130,988
Interest expense	923,110	603,135	15,783	1,542,028
Capital expenditures	2,228,310	14,173	12,860	2,255,343
December 31, 2001:				
Revenue	$42,551,506	$ 6,476,520	$2,212,195	$ 51,240,221
Cost of services	24,286,011	3,872,304	1,669,844	29,828,159
Segment profit	3,966,320	140,136	30,402	4,136,858
Total assets	38,264,508	11,675,014	944,009	50,883,531
Depreciation and amortization	3,173,542	325,611	121,630	3,620,783
Interest expense	1,208,224	1,018,383	11,996	2,238,603
Capital expenditures	2,150,703	7,499	8,375	2,166,577
December 31, 2002:				
Revenue	**$52,738,434**	**$ 6,971,808**	**$3,361,496**	**$63,071,738**
Cost of services	**27,134,217**	**4,258,222**	**2,478,280**	**33,870,719**
Segment profit	**5,971,441**	**340,900**	**147,388**	**6,459,729**
Total assets	**40,949,287**	**11,453,249**	**1,104,966**	**53,507,502**
Depreciation and amortization	**3,667,996**	**738,242**	**148,329**	**4,554,567**
Interest expense	**633,996**	**849,898**	**1,805**	**1,485,699**
Capital expenditures	**2,091,564**	**1,758**	**61,202**	**2,154,524**

12. CASH FLOWS

Supplemental disclosure of non-cash investing and financing activities:

During the year ended December 31, 2001, the Company entered into a capital lease for $570,706 in connection with acquiring territorial license rights.

During the years ended December 31, 2000 and 2001, the Company financed fixed asset purchases of $247,592 and $290,019, with notes payable and capital leases. No capital leases were entered into in 2002.

During the years ended December 31, 2000, 2001 and 2002, the Company issued notes payable of $675,000, $1,700,000 and $1,145,000 in connection with acquisitions.

During the year ended December 31, 2002, the Company reduced the carrying value of certain license agreements and related capital lease obligations by $290,314 in connection with the revision of certain provisions of the agreements and recorded a receivable of $126,687 for amounts due from the licensor.

	Year Ended December 31,		
	2000	2001	**2002**
Cash paid for interest	$1,546,114	$2,233,706	**$1,346,218**
Cash paid for income taxes	197,364	749,533	**2,964,316**

13. SUMMARIZED QUARTERLY RESULTS (UNAUDITED)

The following table presents unaudited operating results for each quarter within the two most recent years. The Company believes that all necessary adjustments consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the following quarterly results when read in conjunction with the financial statements. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full fiscal year.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
December 31, 2001:				
Revenue	$13,064,407	$12,714,923	$11,872,688	$13,588,203
Operating expenses	10,723,492	10,583,742	10,032,668	11,360,607
Gross profit	5,533,123	5,301,861	4,942,707	5,634,371
Net income	1,142,026	928,242	908,558	1,158,032
Basic earnings per share[1]	0.21	0.17	0.15	0.19
Diluted earnings per share[1]	0.21	0.17	0.15	0.19
December 31, 2002:				
Revenue	**$13,489,251**	**$14,093,418**	**$18,001,909**	**$17,487,160**
Operating expenses	**11,106,061**	**12,559,109**	**14,081,938**	**13,550,487**
Gross profit	**6,303,339**	**6,019,291**	**8,441,814**	**8,436,575**
Net income	**1,296,168**	**781,660**	**2,209,661**	**2,172,240**
Basic earnings per share[1]	**.21**	**.13**	**.36**	**0.35**
Diluted earnings per share[1]	**.21**	**.13**	**.35**	**0.35**

(1) Earnings per share are computed independently for each quarter and the full year based upon respective average shares outstanding. Therefore, the sum of the quarterly net earnings per share amounts may not equal the annual amounts reported.

14. VALUATION AND QUALIFYING ACCOUNTS—ALLOWANCE FOR DOUBTFUL ACCOUNTS

Description	Balance at Beginning of Period	Charged to Cost and Expenses, Net of Recoveries	Deductions	Balance at End of Period
Year ended December 31, 2000	$208,150	$408,537	$513,156	$103,531
Year ended December 31, 2001	$103,531	$544,442	$404,027	$243,946
Year ended December 31, 2002	**$243,946**	**$527,645**	**$470,805**	**$300,786**

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Factual Data Corp.
Loveland, Colorado

We have audited the accompanying consolidated balance sheets of Factual Data Corp. and its subsidiary as of December 31, 2001 and 2002 and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Factual Data Corp. for the year ended December 31, 2000 were audited by other auditors whose report dated March 28, 2001 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2001 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Factual Data Corp. and its subsidiary at December 31, 2001 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 3 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

/s/ BDO Seidman, LLP

January 31, 2003
Los Angeles, California

MARKET FOR OUR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

General

Our common stock is quoted on the Nasdaq National Market® under the symbol "FDCC." The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported on the Nasdaq National Market:

	High	Low
2001		
First Quarter	$ 7.06	$5.00
Second Quarter	7.73	6.81
Third Quarter	11.75	7.21
Fourth Quarter	11.34	7.79
2002		
First Quarter	**$ 9.00**	**$6.75**
Second Quarter	**12.04**	**5.95**
Third Quarter	**11.79**	**6.95**
Fourth Quarter	**8.19**	**6.19**

On March 3, 2003, the last reported sales price of our common stock as reported on the Nasdaq National Market was $9.45 per share. As of March 3, 2003, there were 39 holders of record of our common stock and approximately 600 beneficial owners of our common stock.

We have not paid or declared cash distributions or dividends on our common stock and do not intend to pay cash dividends in the foreseeable future. Our bank credit facility has customary restraints on our ability to pay cash dividends. Any cash dividends in the future will be determined by our Board of Directors based on our earnings, financial condition, capital requirements, and other relevant factors.

Equity Compensation Plan Information

The following sets forth information as of March 17, 2003 concerning compensation plans (including individual compensation arrangements) under which shares of our common stock are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders:			
1997 Stock Incentive Plan	42,725	$ 6.41	153,608
1999 Employee Stock Purchase Plan(1)	0	0	57,438
1999 Formula Award Stock Option Plan	548,726	$ 7.81	47,283
Equity compensation plans not approved by security holders:			
Various grants outside the above shareholder approved plans(2)	50,500	$ 8.00	0
Consultant's warrants(3)	100,000	$10.20	0
Underwriter's options(4)	993	$ 7.15	0

(1) *Under this plan, employees may purchase our shares at 90% of their fair market value determined at the beginning or end of each quarterly stock purchase period.*

(2) *Represents options to purchase shares granted to seven of our officers and employees. The options have ten-year terms and were granted in 2001.*

(3) *Represents warrants granted to a consultant. Exercise of the warrants is subject to certain conditions. The warrants expire in September 2003.*

(4) *These options expire on May 13, 2003.*

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We had an interest rate swap agreement for a principal amount of $4.0 million, which expired in May 2002. We used the interest rate swap agreement to manage interest rate risk with regard to our variable rate notes payable. Our interest rate swap did not qualify for using the hedge method of accounting.

As of December 31, 2002, our notes payable to corporations and individuals totaling $3.1 million bore interest at fixed rates ranging from 5.0% to 12.0%. Our Experian capital lease agreements totaling $8.8 million are discounted at a fixed rate of interest of 10.0%, and our other capital lease obligations totaling $761,000 are discounted at fixed rates of interest ranging from 8.1% and 10.7%.

Our senior bank debt totaling $3.3 million carries a variable rate of interest of 4.188%.

We are also exposed to some market risk through interest rates related to our cash and cash equivalents balances of $7.8 million. These funds are generally invested in money market funds with short maturities.

We believe that fluctuations in interest rates on our debt obligations and our cash and cash equivalents in the near term will not materially affect our operating results, financial position, or cash flows.

BOARD OF DIRECTORS

J. H. Donnan
Chairman and Chief Executive Officer

James N. Donnan
President

Todd A. Neiberger
Chief Financial Officer

Robert J. Terry
Former President
of Mail-Well, Inc.

Abdul H. Rajput
President,
HomePride Finance Corporation

Daniel G. Helle
Managing Director,
CIVC Partners, LLC

J. Barton Goodwin
General Partner,
BCI Partners, Inc.

TRANSFER AGENT
Computershare Investor Services
350 Indiana Street, Suite 800
Golden, Colorado 80401
303.262.0600

LEGAL COUNSEL
Jones & Keller PC
Denver, Colorado

INDEPENDENT AUDITORS
BDO Seidman, LLP
Los Angeles, California

CORPORATE HEADQUARTERS
Factual Data Corp.
5200 Hahns Peak Drive
Loveland, Colorado 80538
970.663.5700
www.factualdata.com

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FACTUAL DATA | RESIDENT QUALIFIER

FACTUAL DATA - NATIONAL, 5200 HAHNS PEAK DRIVE LOVELAND, CO 80538 970-669-5700 800-929-3400

ABC PROPERTIES
111 STUART WAY
SALT LAKE CITY, UT 84123
(999)999-9999

Client Tracking	Requested by	Report ID
	Leasing Agent	10602 QT 0001 3291.
FD client code	Date requested	Time requested
0602-QP000	04/16/2001	10:55

Applicants last name	First name	Middle	Suffix	DOB	Social Security
GETCHA	PAUL	F.		02/03/1971	999-99-9999

Present	2100 1ST STREET	LAS VEGAS	NV	89103
Former	1857 WASHINGTON BLVD.	WEST JORDAN	UT	84088

Monthly rent	Monthly income	Time at residence	Time at employment
674.00	2693.33	8 months	6 months

Trans Union	BU1	999-99-9999	GETCHA, PAUL FABIAN JR	04/16/01 00:00
Equifax	BQ1	999-99-9999	GETCHA, PAUL F JR	04/16/01 00:00
Equifax	BQ2	999-99-9999	GETCHA, PAUL SR	04/16/01 00:00

Previous	1857 WASHINGTON BLVD.	WEST JORDAN	UT	84088	Applicant

				First	Last	
2100 1ST STREET	LAS VEGAS	NV	89103	01/01	—	BQ1 BQ1
1857 WASHINGTON BLVD.	WEST JORDAN	UT	84088	07/00	—	BQ1 BQ1
2100 1ST STREET	LAS VEGAS	NV	89103	04/01	—	BQ2 BQ2
1857 WASHINGTON BLVD.	WEST JORDAN	UT	84088	12/00	—	BQ2 BQ2
1857 WASHINGTON BLVD.	WEST JORDAN	UT	84088	—	02/01	BU1 BU1
1857 WASHINGTON BLVD.	SALT LAKE CITY	UT	84124	—	01/01	BU1 BU1

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FACTUAL DATA®
INFORMATION TECHNOLOGIES

5200 Hahns Peak Drive

Loveland, Colorado 80538

970.663.5700

www.factualdata.com